Exhibit 99.1

Cango Inc. Reports Third Quarter 2024 Unaudited Financial Results

SHANGHAI, Nov. 4, 2024 /PRNewswire/ -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading automotive transaction service platform in China, today announced its unaudited financial results for the third quarter of 2024.

Third Quarter 2024 Financial and Operational Highlights

•	Total revenues were RMB27.0 million (US$3.8 million), compared with RMB353.6 million in the same period of 2023. Income from operations was RMB35.2 million (US$5.0 million) for the three months ended September 30, 2024, compared with a loss of RMB87.8 million in the same period last year. Net income was RMB67.9 million (US$9.7 million) for the three months ended September 30, 2024, compared with a loss of RMB49.1 million in the same period last year.

•	The total outstanding balance of financing transactions the Company facilitated was RMB4.8 billion (US$685.7 million) as of September 30, 2024. Our credit risk exposure has decreased to a lower level, with only RMB1.7 billion (US$ 246.1 million) of outstanding loan balances where the Company bears credit risks that have not been provided with full bad debt allowance or full risk assurance liabilities. M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 3.17% and 1.76%, respectively, as of September 30, 2024, compared with 2.93% and 1.57%, respectively, as of June 30, 2024.

•	Total balance of cash and cash equivalents and short-term investments increased by RMB89.3 million (US$12.7 million) compared with that as of June 30, 2024.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “In the third quarter of 2024, our business was primarily focused on the Cango U-car app and AutoCango.com, our international used car platform. We strengthened Cango U-car app’s competitive advantages in vehicle inventory during the quarter by establishing strategic partnerships with numerous used car marketplaces, enabling real-time updates of vehicle listings and ensuring a diverse and abundant supply of vehicles on the Cango U-car app. For AutoCango.com, we have been continuously refining content development and search engine optimization to boost brand exposure and expand our market reach. Since its launch in March 2024, AutoCango.com has grown rapidly, accumulating over 370,000 page views, nearly 60,000 registered users and offering more than 100,000 used car SKUs covering over 65,000 models. Going forward, we will strengthen our data analysis capabilities to gain a deeper understanding of our target markets and user demographics and implement data-based, scientific marketing strategies to propel our balanced global development.”

“While steadily advancing our existing business, we are also actively pursuing forward-looking, strategic investment opportunities worldwide. By establishing an international cooperation network, strengthening communication with leading global companies, and actively participating in the collaborative development of overseas projects, we aim to showcase Cango’s strength and vision on a broader stage and create greater value for all of our stakeholders,” concluded Mr. Lin.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “We are pleased to report another solid quarter thanks to our continued focus on rigorous cost control and robust risk management. As we continue to develop our business and actively explore growth opportunities overseas, we maintain prudent cash management to safeguard our balance sheet. Simultaneously, we remain committed to prudent financial strategies designed to generate long-term value for our shareholders.”

Third Quarter 2024 Financial Results

REVENUES

Total revenues in the third quarter of 2024 were RMB27.0 million (US$3.8 million) compared with RMB353.6 million in the same period of 2023. Guarantee income, which represented the fee income earned on the non-contingent aspect of a guarantee, was RMB14.4 million (US$2.1 million) in the third quarter of 2024. This was presented separately from the contingent aspect of a guarantee pursuant to the adoption of ASC 326 since January 1, 2023.

OPERATING COST AND EXPENSES

•	Cost of revenue in the third quarter of 2024 decreased to RMB23.3 million (US$3.3 million) from RMB304.6 million in the same period of 2023. As a percentage of total revenues, cost of revenue in the third quarter of 2024 was 86.3% compared with 86.1% in the same period of 2023.

•	Sales and marketing expenses in the third quarter of 2024 decreased to RMB3.4 million (US$0.5 million) from RMB9.9 million in the same period of 2023.

•	General and administrative expenses in the third quarter of 2024 were RMB45.2 million (US$6.4 million) compared with RMB34.7 million in the same period of 2023.

•	Research and development expenses in the third quarter of 2024 decreased to RMB1.4 million (US$0.2 million) from RMB7.0 million in the same period of 2023.

•	Net gain on contingent risk assurance liabilities in the third quarter of 2024 was RMB7.1 million (US$1.0 million) compared with a net loss of RMB3.5 million in the same period of 2023.

•	Net recovery on provision for credit losses in the third quarter of 2024 was RMB74.4 million (US$10.6 million) compared with RMB66.9 million in the same period of 2023.

INCOME FROM OPERATIONS

Income from operations in the third quarter of 2024 was RMB35.2 million (US$5.0 million), compared with a loss of RMB87.8 million in the same period of 2023.

NET INCOME

Net income in the third quarter of 2024 was RMB67.9 million (US$9.7 million). Non-GAAP adjusted net income in the third quarter of 2024 was RMB71.3 million (US$10.2 million). Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measure."

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (the “ADS”) in the third quarter of 2024 were RMB0.66 (US$0.09) and RMB0.60 (US$0.09), respectively. Non-GAAP adjusted basic and diluted net income per ADS in the third quarter of 2024 were RMB0.69 (US$0.10) and RMB0.63 (US$0.09), respectively. Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

•	As of September 30, 2024, the Company had cash and cash equivalents of RMB691.8 million (US$98.6 million), compared with RMB949.5 million as of June 30, 2024.

•	As of September 30, 2024, the Company had short-term investments of RMB3.1 billion (US$439.3 million), compared with RMB2.7 billion as of June 30, 2024.

Business Outlook

For the fourth quarter of 2024, the Company expects total revenues to be between RMB15.0 million and RMB17.5 million. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

Pursuant to the share repurchase program announced on April 23, 2024 (the “New Share Repurchase Program”), the Company had repurchased 996,640 ADSs with cash in the aggregate amount of approximately US$1.7 million up to September 30, 2024.

Conference Call Information

The Company's management will hold a conference call on Monday, November 4, 2024, at 8:00 P.M. Eastern Time or Tuesday, November 5, 2024, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through November 11, 2024 by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	8025630

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China, connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transactions, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchases simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines "M1+ overdue ratio" as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines "M3+ overdue ratio" as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income (loss), a Non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the Non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company presents the Non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income (loss) enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the Non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using Non-GAAP adjusted net income (loss) is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income (loss). Further, the Non-GAAP measure may differ from the Non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the Non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango's Non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Business Outlook" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; Cango's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data）

	As of December 31, 2023	As of September 30, 2024
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,020,604,191	691,818,800	98,583,390

Restricted cash - current - bank deposits held for short-term investments	1,670,006,785	-	-

Restricted cash - current - others	14,334,937	12,816,134	1,826,284
Short-term investments	635,070,394	3,082,865,458	439,304,813
Accounts receivable, net	64,791,709	25,529,710	3,637,955
Finance lease receivables - current, net	200,459,435	47,126,581	6,715,484
Financing receivables, net	29,522,035	8,535,562	1,216,308
Short-term contract asset	170,623,200	55,923,363	7,969,015
Prepayments and other current assets	78,606,808	29,955,505	4,268,625
Total current assets	3,884,019,494	3,954,571,113	563,521,874

Non-current assets:
Restricted cash - non-current	583,380,417	461,367,450	65,744,336
Property and equipment, net	8,239,037	6,586,202	938,526
Intangible assets	48,373,192	47,634,678	6,787,887
Long-term contract asset	36,310,769	448,353	63,890
Finance lease receivables - non-current, net	36,426,617	9,761,388	1,390,987
Operating lease right-of-use assets	47,154,944	42,815,154	6,101,111
Other non-current assets	4,705,544	4,104,803	584,930
Total non-current assets	764,590,520	572,718,028	81,611,667
TOTAL ASSETS	4,648,610,014	4,527,289,141	645,133,541

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	39,071,500	-	-
Long-term debts—current	926,237	649,300	92,525
Accrued expenses and other current liabilities	206,877,626	130,806,077	18,639,717
Deferred guarantee income	86,218,888	20,638,251	2,940,927
Contingent risk assurance liabilities	125,140,991	33,692,222	4,801,103
Income tax payable	311,904,279	311,235,998	44,350,775
Short-term lease liabilities	7,603,380	8,015,363	1,142,180
Total current liabilities	777,742,901	505,037,211	71,967,227

Non-current liabilities:
Long-term debts	712,023	470,216	67,005
Deferred tax liability	10,724,133	10,724,133	1,528,177
Long-term operating lease liabilities	42,228,435	39,375,249	5,610,928
Other non-current liabilities	226,035	140,038	19,955
Total non-current liabilities	53,890,626	50,709,636	7,226,065
Total liabilities	831,633,527	555,746,847	79,193,292

Shareholders’ equity
Ordinary shares	204,260	204,260	29,107
Treasury shares	(773,130,748)	(782,800,080)	(111,548,119)
Additional paid-in capital	4,813,679,585	4,747,032,306	676,446,692
Accumulated other comprehensive income	111,849,166	98,802,836	14,079,291
Accumulated deficit	(335,625,776)	(91,697,028)	(13,066,722)
Total Cango Inc.’s equity	3,816,976,487	3,971,542,294	565,940,249
Total shareholders' equity	3,816,976,487	3,971,542,294	565,940,249
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,648,610,014	4,527,289,141	645,133,541

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues	353,638,119	26,953,433	3,840,833	1,571,681,558	136,455,663	19,444,776
Loan facilitation income and other related income	11,345,343	819,779	116,818	27,618,224	16,310,549	2,324,235
Guarantee income	50,006,711	14,414,947	2,054,114	170,010,917	65,581,347	9,345,267
Leasing income	11,298,293	2,057,631	293,210	50,157,926	10,338,904	1,473,282
After-market services income	14,116,184	7,956,088	1,133,733	41,364,974	36,110,901	5,145,762
Automobile trading income	263,821,645	1,202,198	171,312	1,256,429,781	6,116,392	871,579
Others	3,049,943	502,790	71,646	26,099,736	1,997,570	284,651
Operating cost and expenses:
Cost of revenue	304,638,147	23,260,308	3,314,567	1,400,985,230	78,844,658	11,235,274
Sales and marketing	9,854,441	3,375,602	481,019	34,546,132	10,909,363	1,554,572
General and administrative	34,682,695	45,196,454	6,440,443	111,319,960	122,290,803	17,426,300
Research and development	6,990,685	1,424,250	202,954	22,841,206	4,192,881	597,481
Net loss (gain) on contingent risk assurance liabilities	3,541,506	(7,110,545)	(1,013,245)	3,475,114	(32,385,904)	(4,614,954)
Net recovery on provision for credit losses	(66,945,232)	(74,429,953)	(10,606,183)	(105,260,489)	(203,759,529)	(29,035,501)
Impairment loss from goodwill	148,657,971	-	-	148,657,971	-	-
Total operation cost and expense	441,420,213	(8,283,884)	(1,180,445)	1,616,565,124	(19,907,728)	(2,836,828)

(Loss) income from operations	(87,782,094)	35,237,317	5,021,278	(44,883,566)	156,363,391	22,281,604
Interest income	19,481,911	25,742,760	3,668,314	58,981,302	76,001,320	10,830,101
Net gain on equity securities	7,038,386	2,237,825	318,888	15,439,734	7,217,751	1,028,521
Interest expense	(153,088)	-	-	(4,099,783)	-	-
Foreign exchange (loss) gain, net	(489,215)	(1,414,569)	(201,574)	2,346,525	(921,077)	(131,252)
Other income	21,806,106	3,053,224	435,081	29,404,718	8,470,829	1,207,083
Other expenses	(141,358)	(216,395)	(30,836)	(368,492)	(2,051,858)	(292,387)
Net (loss) income before income taxes	(40,239,352)	64,640,162	9,211,151	56,820,438	245,080,356	34,923,670
Income tax (expenses) benefits	(8,847,190)	3,238,963	461,549	9,084,706	(1,151,608)	(164,103)
Net (loss) income	(49,086,542)	67,879,125	9,672,700	65,905,144	243,928,748	34,759,567
Net (loss) income attributable to Cango Inc.’s shareholders	(49,086,542)	67,879,125	9,672,700	65,905,144	243,928,748	34,759,567
(Losses) earnings per ADS attributable to ordinary shareholders:
Basic	(0.45)	0.66	0.09	0.52	2.34	0.33
Diluted	(0.45)	0.60	0.09	0.50	2.16	0.31
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	109,587,726	103,486,998	103,486,998	125,710,975	104,346,709	104,346,709
Diluted	109,587,726	113,911,629	113,911,629	131,630,583	112,853,015	112,853,015

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	7,806,144	(41,774,075)	(5,952,758)	79,837,076	(13,046,330)	(1,859,087)

Total comprehensive (loss) income	(41,280,398)	26,105,050	3,719,942	145,742,220	230,882,418	32,900,480
Total comprehensive (loss) income attributable to Cango Inc.’s shareholders	(41,280,398)	26,105,050	3,719,942	145,742,220	230,882,418	32,900,480

CANGO INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data

	Three months ended September 30,			Nine months ended September 30,
	2023	2024		2023	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(49,086,542)	67,879,125	9,672,700	65,905,144	243,928,748	34,759,567

Add: Share-based compensation expenses	7,857,905	3,407,729	485,597	33,897,580	13,814,122	1,968,497
Cost of revenue	444,748	170,312	24,269	1,920,626	637,320	90,817
Sales and marketing	1,608,169	635,874	90,611	6,747,135	2,551,010	363,517
General and administrative	5,427,332	2,569,932	366,212	23,710,996	10,369,108	1,477,586
Research and development	377,656	31,611	4,505	1,518,823	256,684	36,577

Non-GAAP adjusted net (loss) income	(41,228,637)	71,286,854	10,158,297	99,802,724	257,742,870	36,728,064
Net (loss) income attributable to Cango Inc.’s shareholders	(41,228,637)	71,286,854	10,158,297	99,802,724	257,742,870	36,728,064

Non-GAAP adjusted net (loss) income per ADS-basic	(0.38)	0.69	0.10	0.79	2.47	0.35

Non-GAAP adjusted net (loss) income per ADS-diluted	(0.38)	0.63	0.09	0.76	2.28	0.33

Weighted average ADS outstanding—basic	109,587,726	103,486,998	103,486,998	125,710,975	104,346,709	104,346,709
Weighted average ADS outstanding—diluted	109,587,726	113,911,629	113,911,629	131,630,583	112,853,015	112,853,015